Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-195697

August 11, 2016

WELLS FARGO & COMPANY

$600,000,000 Floating Rate Notes Due July 26, 2021

Issuer:	Wells Fargo & Company (the “Company”)

Title of Securities	Floating Rate Notes Due July 26, 2021 (the “Floating Rate Notes”)

The Floating Rate Notes offered hereby will be a further issuance of, and form a single series with, and have the same terms as the $600,000,000 aggregate principal amount of the Floating Rate Notes Due July 26, 2021 issued on July 25, 2016 pursuant to the Prospectus Supplement dated July 18, 2016 to the Prospectus dated May 5, 2014 (the “original notes”), other than their date of issue and initial price to public. The Floating Rate Notes offered hereby will have the same CUSIP number as the original notes, will trade interchangeably with the original notes immediately upon settlement and will increase the aggregate principal amount of such series to $1,200,000,000. Certain terms used but not defined herein are defined in the Prospectus dated May 5, 2014.

Note Type:	Senior unsecured

Trade Date:	August 11, 2016

Settlement Date (T+5):	August 18, 2016

Maturity Date:	July 26, 2021

Aggregate Principal Amount

Offered:	$600,000,000

Price to Public (Issue Price):	100.604%, plus accrued interest totaling $1.1597 per $1,000 principal amount of Floating Rate Notes from, and including, July 25, 2016 to, but excluding, August 18, 2016, the date the Company expects to deliver the Floating Rate Notes (the “Pre-Issuance Accrued Interest”), and additional accrued interest, if any, from August 18, 2016. The Pre-Issuance Accrued Interest must be paid by purchasers of the Floating Rate Notes offered hereby.

Underwriting Discount

(Gross Spread):	0.350%

All-in Price (Net of

Underwriting Discount):	100.254%, plus the Pre-Issuance Accrued Interest, and additional accrued interest, if any, from August 18, 2016

Net Proceeds:	$601,524,000, plus the Pre-Issuance Accrued Interest, and additional accrued interest, if any, from August 18, 2016

Interest Rate:	Base Rate of LIBOR plus 1.025%

Interest Payment Dates:	January 26, April 26, July 26 and October 26, commencing October 26, 2016, and at maturity

Interest Reset Dates:	January 26, April 26, July 26 and October 26, commencing October 26, 2016

Designated LIBOR Page:	Page LIBOR01 as displayed on Reuters or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Initial Interest Rate:	1.7395%, which is equal to LIBOR plus 1.025%, as determined two London banking days prior to July 25, 2016

Benchmark:	Three-month LIBOR

Spread to Benchmark:	+102.5 basis points

CUSIP:	949746SB8

Listing:	None

Sole Bookrunning Manager:	Wells Fargo Securities, LLC

U.S. Federal Income Tax

Consequences:	For a brief description of the United States tax effects of an investment in the Floating Rate Notes, see “Certain U.S. Federal Income Tax Considerations” in the Prospectus dated May 5, 2014, as supplemented by “U.S. Federal Income Tax Considerations” in the Prospectus Supplement dated July 18, 2016.

The Floating Rate Notes offered hereby will be treated as part of the same issuance as the original notes for U.S. federal income tax purposes and will have the same “issue price” as the original notes.

Pre-Issuance Accrued Interest will be included in the accrued interest to be paid on the Floating Rate Notes on the first interest payment date after the issuance of the Floating Rate Notes offered hereby, which will be October 26, 2016. We intend to take the position that a portion of the October 26, 2016 interest payment equal to the Pre-Issuance Accrued Interest will be treated as a return of the Pre-Issuance Accrued Interest. If this position is respected, our payment of such Pre-Issuance Accrued Interest will not be treated as taxable interest income to U.S. Holders of the Floating Rate Notes and the amount of the Pre-Issuance Accrued Interest will reduce such U.S. Holder’s adjusted tax basis in the Floating Rate Notes. Prospective purchasers of the Floating Rate Notes are urged to consult their tax advisors with respect to the tax treatment of Pre-Issuance Accrued Interest.

If a U.S. Holder purchases the Floating Rate Notes for a price in excess of the stated principal amount of the Floating Rate Notes (excluding any amounts treated as Pre-Issuance Accrued Interest as described above), the amount of such excess is “bond premium” for U.S. federal income tax purposes. A U.S. Holder may elect under Section 171 of the Code to amortize such bond premium under the constant yield method over the remaining term of the Floating Rate Notes. If a U.S. Holder makes this election, it will apply to all taxable debt instruments having amortizable bond premium that the holder owns or subsequently acquires and may not be revoked without the consent of the IRS. Amortizable bond premium will be treated as an offset to interest income on the Floating Rate Notes rather than as a separate item of deduction. A U.S. Holder’s tax basis in the Floating Rate Notes will be reduced by the amount of bond premium so amortized. If a U.S. Holder does not elect to amortize bond premium, then the holder’s tax basis in the Floating Rate Notes will not be reduced by the amortization of the premium and the holder will therefore have lower gain or a higher loss on the sale or disposition of the Floating Rate Notes. In such case, the holder will be required to report the full amount of stated interest on the Floating Rate Notes as ordinary income, even though it may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the Floating Rate Notes. U.S. Holders should consult their tax advisors regarding the application of these rules.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing wfscustomerservice@wellsfargo.com.

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